SandRidge Mississippian Trust II

September 27, 2013

Filed via EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                             SandRidge Mississippian Trust II

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 15, 2013

Response Letter dated August 21, 2013

File No. 001-35508

Dear Mr. Skinner:

In response to your letter dated September 17, 2013 (the “Comment Letter”), providing comments to the Form 10-K for the fiscal year ended December 31, 2012 filed by SandRidge Mississippian Trust II (the “Trust”) with the Commission on March 15, 2013, as we have discussed, the Trust hereby proposes to respond to the Comment Letter by October 11, 2013.

If you have any questions or require any additional information, please contact Thomas Adkins of Bracewell & Giuliani LLP at 512-542-2122.

Very truly yours,

SandRidge Mississippian Trust II

By:	The Bank of New York Mellon Trust Company, N.A., as trustee

	By:	/s/ Sarah Newell
Name: Sarah Newell
Title: Vice President

cc:

Mike Ulrich

The Bank of New York Mellon Trust Company, N.A.

Justin Byrne

SandRidge Energy, Inc.